# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Piedmont Realty Trust, Inc., CIK 0001042776
CUSIP: 720190206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5565 GLENRIDGE CONNECTOR, STE 450, ATLANTA, Georgia (GA), 30342
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000948046

## Reporting persons
- DEUTSCHE BANK AG\: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 4,559,907; sole dispositive power 0; shared dispositive power 6,309,716; aggregate amount beneficially owned 6,309,716 (5% of the class)
- DWS INVESTMENT MANAGEMENT AMERICAS, INC: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 2,899,347; sole dispositive power 0; shared dispositive power 32,931; aggregate amount beneficially owned 2,899,347 (2.3% of the class)
- RREEF AMERICA LLC: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 908,749; sole dispositive power 0; shared dispositive power 6,136,204; aggregate amount beneficially owned 6,136,204 (4.9% of the class)
- DWS Investment GmbH: type of reporting person: investment company (IV); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 502,393; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 502,393 (0.4% of the class)
- DWS Trust CO: type of reporting person: investment company (IV), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 249,418; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 249,418 (0.2% of the class)
- DWS Investments UK Ltd: type of reporting person: investment company (IV); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 121,692; aggregate amount beneficially owned 121,692 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Piedmont Realty Trust, Inc.
Address of issuer's principal executive offices: 5565 GLENRIDGE CONNECTOR, STE 450, ATLANTA, GEORGIA, 30342.

## Item 2. Person Filing
Name of person filing: DEUTSCHE BANK AG\
Address of principal business office or, if none, residence:
1 COLUMBUS CIRCLE,
NEW YORK, NY, 10019
Citizenship: 2M

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: a bank organized under the law of the Federal Republic of Germany

## Item 4. Ownership
Amount beneficially owned: 6,309,716.00
Percent of class: 5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,559,907.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,309,716.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the law of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- DEUTSCHE BANK AG\: Michael Caro, Vice President (11/13/2026)
- DWS INVESTMENT MANAGEMENT AMERICAS, INC: Michael Caro, Vice President (11/13/2026)
- RREEF AMERICA LLC: Michael Caro, Vice President (11/13/2026)
- DWS Investment GmbH: Michael Caro, Vice President (11/13/2026)
- DWS Trust CO: Michael Caro, Vice President (11/13/2026)
- DWS Investments UK Ltd: Michael Caro, Vice President (11/13/2026)